Exhibit 99.2
Shell plc
Three and six month periods ended June 30, 2026
Unaudited Condensed Interim Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 2nd QUARTER 2026 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS
Quarters			$ million		Half year
Q2 2026	Q1 2026	Q2 2025		Reference*	2026	2025
10,821	5,694	3,601	Income attributable to Shell plc shareholders		16,515	8,381
9,836	6,915	4,264	Adjusted Earnings	A.	16,751	9,841
20,710	17,741	13,313	Adjusted EBITDA	A.	38,451	28,563
21,432	6,062	11,937	Cash flow from operating activities		27,495	21,218
(3,908)	(3,136)	(5,406)	Cash flow from investing activities		(7,044)	(9,365)
17,524	2,927	6,531	Free cash flow	G.	20,451	11,853
4,237	4,202	5,817	Cash capital expenditure	C.	8,439	9,993
8,664	8,716	8,265	Operating expenses	F.	17,380	16,840
8,440	8,585	8,145	Underlying operating expenses	F.	17,026	16,598
12.4%	9.9%	9.4%	ROACE	D.	12.4%	9.4%
73,076	75,645	75,675	Total debt	E.	73,076	75,675
41,754	52,606	43,216	Net debt	E.	41,754	43,216
18.7%	23.2%	19.1%	Gearing	E.	18.7%	19.1%
2,455	2,752	2,682	Oil and gas production available for sale (thousand boe/d)		2,603	2,760
1.94	1.01	0.61	Basic earnings per share ($)		2.94	1.40
1.76	1.22	0.72	Adjusted Earnings per share ($)	B.	2.98	1.64
0.3906	0.3906	0.3580	Dividend per share ($)		0.7812	0.7160
* Alternative Performance (Non-GAAP) measure. See page 34.
Quarter Analysis1
Income attributable to Shell plc shareholders was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $0.6 billion.
Adjusted Earnings, compared with the first quarter 2026, reflected higher realised prices, higher LNG trading and optimisation, favourable tax movements, higher Chemicals margins and higher crude and oil products trading and optimisation. These were partly offset by lower volumes, mainly due to the impact of the Middle East conflict on Qatari volumes, and lower Lubricants margins.
Identified items in the second quarter 2026 amounted to a net gain of $0.4 billion and included favourable movements due to the fair value accounting of commodity derivatives, gains on the sale of assets and impairment charges. This compares with identified items in the first quarter 2026 which amounted to a net loss of $2.4 billion.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2026 was $21.4 billion, and primarily driven by Adjusted EBITDA, working capital inflows of $3.4 billion and net cash inflows related to the timing impact of payments for emission certificates and biofuel programmes of $1.3 billion, partly offset by tax payments of $2.9 billion.
Cash flow from investing activities for the second quarter 2026 was an outflow of $3.9 billion, and included cash capital expenditure of $4.2 billion, partly offset by divestment proceeds of $0.5 billion.
Net debt and Gearing: At the end of the second quarter 2026, net debt was $41.8 billion, compared with $52.6 billion at the end of the first quarter 2026. This reflects free cash flow of $17.5 billion, partly offset by share buybacks of $3.0 billion, cash dividends paid to Shell plc shareholders of $2.2 billion and interest payments of $1.2 billion. Gearing was 18.7% at the end of the second quarter 2026, compared with 23.2% at the end of the first quarter 2026, mainly driven by lower net debt and favourable equity movements.
Shareholder distributions: Total shareholder distributions in the quarter amounted to $5.2 billion, comprising repurchases of shares of $3.0 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. Dividends declared to Shell plc shareholders for the second quarter 2026 amount to $0.3906 per share. In connection with its agreement to acquire ARC Resources Ltd. (“ARC”), Shell plc temporarily suspended the $3.0 billion share buyback programme announced in the first quarter 2026 results announcement and, as a result, $1.8 billion of the programme was completed. Today, Shell announces the commencement of a share buyback programme which is expected to be completed by the third quarter 2026 results
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announcement, comprising $3.0 billion of new share buybacks, plus $1.2 billion of share buybacks that were not undertaken during the previous programme.

Half Year Analysis1
Income attributable to Shell plc shareholders was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $1.8 billion.
Adjusted Earnings, compared with the first half 2025, reflected higher trading and optimisation, higher realised liquids and gas prices, higher Refining margins and higher Chemicals margins, partly offset by higher depreciation, depletion and amortisation expenses, unfavourable tax movements and higher operating expenses.
Identified items in the first half 2026 amounted to a net loss of $2.0 billion and included unfavourable movements due to the fair value accounting of commodity derivatives, net impairment charges and reversals and gains on the disposal of assets. This compares with identified items in the first half 2025 which amounted to a net loss of $1.2 billion.
Our continued focus on performance, discipline and simplification has helped deliver $5.8 billion of pre-tax structural cost reductions2 since 2022. Of these reductions, $0.7 billion was delivered in the first half 2026.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first half 2026 was $27.5 billion, and primarily driven by Adjusted EBITDA, net cash inflows related to the timing impact of payments for emission certificates and biofuel programmes of $2.6 billion and the cost of supplies adjustment of $2.5 billion (before tax). These were partly offset by working capital outflows of $7.7 billion and tax payments of $5.2 billion.
Cash flow from investing activities for the first half 2026 was an outflow of $7.0 billion and included cash capital expenditure of $8.4 billion. This was partly offset by divestment proceeds of $0.8 billion and interest received of $0.7 billion.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 3 .
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.See Reference J "Structural cost reduction" for further details.
3.Not incorporated by reference.
PORTFOLIO DEVELOPMENTS
Integrated Gas
In April 2026, we entered into a definitive agreement to acquire ARC Resources Ltd. (“ARC”), an energy company focused on the Montney shale basin in British Columbia and Alberta, Canada. Under the terms of the agreement, ARC’s shareholders will receive CAD 8.20 in cash and 0.40247 ordinary shares of Shell plc for each ARC share, resulting in an equity value of approximately USD 13.6 billion.1 The boards of both companies have unanimously supported the transaction and the ARC shareholders have approved the transaction, with approximately 99.54% of the votes cast by ARC shareholders (present online or represented by proxy at the ARC shareholder meeting) in favour of the arrangement. The transaction is expected to close in the third quarter of 2026 subject to remaining regulatory approval.
Upstream
In June 2026, we agreed to sell our 50% non-operated working interest in the Na Kika platform and associated fields in the Gulf of America, together with our 100%-owned Coulomb tieback, for total consideration of $1.7 billion, subject to customary adjustments and certain contingent payments. The transaction has an effective date of July 1, 2025, and is expected to close by the end of 2026, subject to regulatory approvals.
Marketing
On June 30, 2026, we completed the previously announced sale of Jiffy Lube International to an affiliate of Monomoy Capital Partners (Monomoy) for $1.3 billion. As part of the transaction, we retain a long-term lubricants supply agreement with Monomoy.

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Renewables and Energy Solutions
In July 2026, we agreed to sell 100% of Solenergi Power Private Limited, which includes the Sprng Energy group of companies, to Aditya Birla Renewables Limited for $1.8 billion. The transaction is expected to complete by the end of 2026, subject to regulatory approval and closing conditions.

1.Based on Shell’s closing share price at April 24, 2026 of GBP 33.08 and GBP:CAD exchange ratio of 1.8480.
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PERFORMANCE BY SEGMENT

INTEGRATED GAS
Quarters			$ million		Half year
Q2 2026	Q1 2026	Q2 2025		Reference*	2026	2025
2,680	1,321	1,838	Income/(loss) for the period		4,002	4,627
(10)	(497)	101	Of which: Identified items	A.	(508)	407
2,691	1,819	1,737	Adjusted Earnings	A.	4,509	4,220
4,761	4,115	3,875	Adjusted EBITDA	A.	8,876	8,610
4,629	483	3,629	Cash flow from operating activities	A.	5,112	7,092
1,269	1,014	1,196	Cash capital expenditure	C.	2,283	2,313
37	115	129	Liquids production available for sale (thousand b/d)		76	128
3,448	4,607	4,545	Natural gas production available for sale (million scf/d)		4,024	4,594
631	909	913	Total production available for sale (thousand boe/d)		769	920
7.73	7.86	6.72	LNG liquefaction volumes (million tonnes)		15.60	13.32
17.96	19.16	17.77	LNG sales volumes (million tonnes)		37.12	34.26
* Alternative Performance (Non-GAAP) measure. See page 34.

Integrated Gas includes natural gas and liquids exploration and extraction. The gas is then processed to produce liquefied natural gas (LNG) or converted into gas-to-liquids (GTL) fuels and other products. The business includes the operation of both upstream and midstream infrastructure necessary to deliver natural gas and its derivatives to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first quarter 2026, reflected the combined effect of higher contributions from trading and optimisation and higher realised prices (increase of $1,359 million), partly offset by lower volumes (decrease of $907 million).
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2026 was primarily driven by Adjusted EBITDA and working capital inflows of $883 million. These were partly offset by tax payments of $537 million.
Total oil and gas production, compared with the first quarter 2026, decreased by 31%, mainly due to the impact of the Middle East conflict on Qatari volumes. LNG liquefaction volumes decreased by 2%, mainly due to the Middle East conflict impacting Qatari volumes, and higher planned maintenance across the portfolio, partly offset by strong performance in Australia and Canada.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first half 2025, reflected the combined effect of higher contributions from trading and optimisation and higher realised prices (increase of $1,650 million), partly offset by lower volumes (decrease of $598 million), unfavourable tax movements ($334 million) and higher operating expenses (increase of $304 million).
Identified items in the first half 2026 included unfavourable movements of $648 million due to the fair value accounting of commodity derivatives, partly offset by gains of $145 million from the sale of assets. These unfavourable movements and gains compare with the first half 2025 which included favourable movements of $817 million due to the fair value accounting of commodity derivatives and impairment charges of $423 million. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first half 2026 was primarily driven by Adjusted EBITDA. This was partly offset by tax payments of $1,259 million, net cash outflows related to derivatives of $698 million and a payment relating to a legal case of $635 million.
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Total oil and gas production, compared with the first half 2025, decreased by 16%, mainly due to the impact of the Middle East conflict on Qatari volumes. LNG liquefaction volumes increased by 17%, mainly due to LNG Canada ramp-up, partly offset by the impact of the Middle East conflict on Qatari volumes.

1.All earnings amounts are shown post-tax, unless stated otherwise.

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UPSTREAM
Quarters			$ million		Half year
Q2 2026	Q1 2026	Q2 2025		Reference*	2026	2025
3,579	2,556	2,008	Income/(loss) for the period		6,134	4,088
93	179	276	Of which: Identified items	A.	272	19
3,485	2,377	1,732	Adjusted Earnings	A.	5,862	4,068
8,891	7,261	6,638	Adjusted EBITDA	A.	16,152	14,024
6,835	3,178	6,500	Cash flow from operating activities	A.	10,013	10,445
1,633	2,159	2,826	Cash capital expenditure	C.	3,792	4,749
1,367	1,346	1,334	Liquids production available for sale (thousand b/d)		1,357	1,334
2,648	2,884	2,310	Natural gas production available for sale (million scf/d)		2,765	2,663
1,824	1,843	1,732	Total production available for sale (thousand boe/d)		1,833	1,793
* Alternative Performance (Non-GAAP) measure. See page 34.

Upstream explores for and extracts crude oil, natural gas and natural gas liquids. The segment also includes marketing and transportation of oil, gas and liquids, supported by the infrastructure required to deliver them to market or to process them within Shell's chemicals manufacturing plants and refineries. Upstream activities span deep-water and conventional oil and gas operations.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first quarter 2026, reflected higher prices and margins, mainly due to higher realised prices (increase of $1,134 million), partly offset by oil export levies in Brazil ($242 million). Adjusted Earnings also included favourable tax movements ($317 million).
Identified items in the second quarter 2026 included gains of $83 million from the disposal of assets. These gains compare with the first quarter 2026 which included gains of $184 million related to the impact of inflationary adjustments in Argentinian peso on a deferred tax position and gains of $88 million related to the impact of the strengthening Brazilian real on a deferred tax position.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2026 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $2,061 million.
Total production, compared with the first quarter 2026, decreased mainly due to higher maintenance activities, partly offset by new oil production in Brazil and the Gulf of America.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first half 2025, reflected higher realised prices (increase of $2,247 million) and higher volumes (increase of $383 million), partly offset by higher depreciation, depletion and amortisation expenses (increase of $488 million) and higher operating expenses (increase of $398 million).
Identified items in the first half 2026 included gains of $191 million related to the impact of inflationary adjustments in Argentinian peso on a deferred tax position and gains of $106 million related to the impact of the strengthening Brazilian real on a deferred tax position. These gains compare with the first half 2025 which included gains of $509 million from disposal of assets and a gain of $168 million related to the impact of the strengthening Brazilian real on a deferred tax position, offset by a charge of $509 million related to the UK Energy Profits Levy.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first half 2026 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $3,553 million and working capital outflows of $2,013 million.
Total production for the first half 2026 increased mainly due to new oil production in the Gulf of America and Brazil, partly offset by portfolio changes.
1.All earnings amounts are shown post-tax, unless stated otherwise.

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MARKETING
Quarters			$ million		Half year
Q2 2026	Q1 2026	Q2 2025		Reference*	2026	2025
1,747	1,895	766	Income/(loss) for the period		3,643	1,580
157	(147)	(354)	Of which: Identified items	A.	9	(402)
1,329	1,334	1,199	Adjusted Earnings	A.	2,663	2,100
2,392	2,437	2,181	Adjusted EBITDA	A.	4,830	4,049
2,547	2,224	2,718	Cash flow from operating activities	A.	4,771	4,625
380	248	429	Cash capital expenditure	C.	628	684
2,570	2,627	2,813	Marketing sales volumes (thousand b/d)		2,598	2,744
* Alternative Performance (Non-GAAP) measure. See page 34.

Marketing includes Mobility, Lubricants, and Sectors and Decarbonisation. Mobility operates our retail network, including electric vehicle charging, convenience retail, and the Wholesale Commercial Fuels business for transport and industry. Lubricants produces, markets and sells products for road transport and machinery in manufacturing, mining, power generation, agriculture and construction. Sectors and Decarbonisation supplies fuels, speciality products and services, including low-carbon energy solutions such as biofuels, to a broad range of commercial customers, including in the aviation, marine and agriculture sectors.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $261 million.
Adjusted Earnings, compared with the first quarter 2026, reflected lower Marketing margins (decrease of $268 million), including lower trading and optimisation and lower Lubricants margins, due to lower volumes and unit margins, partly offset by higher Mobility unit margins. These unfavourable margin movements were offset by comparatively favourable tax movements ($288 million).
Identified items in the second quarter 2026 included gains of $282 million from the disposal of assets, mainly related to the divestment of Jiffy Lube International, and unfavourable movements of $78 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These gains and unfavourable movements compare with the first quarter 2026, which included net impairment charges and reversals of $182 million and favourable movements of $73 million due to the fair value accounting of commodity derivatives.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2026 was primarily driven by Adjusted EBITDA, net cash inflows related to the timing impact of payments for emission certificates and biofuel programmes of $658 million and the cost of supplies adjustment of $346 million (before tax). These were partly offset by working capital outflows of $279 million and tax payments of $107 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first quarter 2026, decreased mainly due to market impacts from the Middle East conflict.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $970 million.
Adjusted Earnings, compared with the first half 2025, reflected higher Marketing margins (increase of $532 million), supported by trading and optimisation, partly offset by unfavourable tax movements ($217 million).
Identified items in the first half 2026 included gains of $275 million from the disposal of assets, partly offset by net impairment charges and reversals of $194 million. These gains, charges and reversals compare with the first half 2025 which included net impairment charges and reversals of $278 million and net losses of $105 million from the disposal of assets.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first half 2026 was primarily driven by Adjusted EBITDA, net cash inflows related to the timing impact of payments for emission certificates and biofuel programmes of $1,311 million and the cost of supplies adjustment of $1,296 million (before tax). These were partly offset by working capital outflows of $2,027 million and tax payments of $172 million.
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Marketing sales volumes (comprising hydrocarbon sales), compared with the first half 2025, decreased mainly due to market impacts from the Middle East conflict.
1.All earnings amounts are shown post-tax, unless stated otherwise.

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CHEMICALS AND PRODUCTS
Quarters			$ million		Half year
Q2 2026	Q1 2026	Q2 2025		Reference*	2026	2025
3,981	395	(174)	Income/(loss) for the period		4,376	(252)
804	(2,086)	(51)	Of which: Identified items	A.	(1,282)	(631)
2,877	1,925	118	Adjusted Earnings	A.	4,802	567
4,664	3,544	864	Adjusted EBITDA	A.	8,208	2,274
7,941	(2,308)	1,372	Cash flow from operating activities	A.	5,633	1,502
507	363	775	Cash capital expenditure	C.	870	1,233
1,267	1,219	1,156	Refinery processing intake (thousand b/d)		1,243	1,258
2,281	2,253	2,164	Chemicals sales volumes (thousand tonnes)		4,534	4,977
* Alternative Performance (Non-GAAP) measure. See page 34.
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network; and refineries, which turn crude oil and other feedstocks into a range of oil products that are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, and trading and optimisation of crude oil, oil products and petrochemicals.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $300 million.
Adjusted Earnings, compared with the first quarter 2026, reflected higher Chemicals margins (increase of $454 million) and higher Products margins (increase of $429 million), mainly driven by higher trading and optimisation. Adjusted Earnings also reflected higher depreciation, depletion and amortisation expenses (increase of $156 million).
In the second quarter 2026, Chemicals had Adjusted Earnings of $354 million and Products had Adjusted Earnings of $2,523 million.
Identified items in the second quarter 2026 included favourable movements of $972 million due to the fair value accounting of commodity derivatives that, as part of Shell’s normal business, are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These favourable movements compare with the first quarter 2026, which included unfavourable movements of $2,016 million due to the fair value accounting of commodity derivatives.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2026 was primarily driven by Adjusted EBITDA, working capital inflows of $2,185 million, net cash inflows related to the timing impact of payments for emission certificates and biofuel programmes of $553 million, net cash inflows related to derivatives of $481 million and the cost of supplies adjustment of $397 million (before tax). These were partly offset by tax payments of $177 million.
Refinery utilisation was 102% compared with 99% in the first quarter 2026, mainly due to lower planned and unplanned maintenance activities.
Chemicals manufacturing plant utilisation was 83% compared with 85% in the first quarter 2026, mainly due to higher planned and unplanned maintenance activities.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $856 million.
Adjusted Earnings, compared with the first half 2025, reflected higher Products margins (increase of $4,106 million), mainly driven by higher refining margins and higher trading and optimisation, and higher Chemicals margins (increase of $457 million). Adjusted Earnings also reflected higher depreciation, depletion and amortisation expenses (increase of $279 million).
In the first half 2026, Chemicals had Adjusted Earnings of $237 million and Products had Adjusted Earnings of $4,565 million.
Identified items in the first half 2026 included unfavourable movements of $1,044 million due to the fair value accounting of commodity derivatives that, as part of Shell’s normal business, are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These unfavourable movements compare with the first half of 2025, which included net impairment charges and reversals of $339 million and unfavourable movements of $153 million due to the fair value accounting of commodity derivatives.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
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Cash flow from operating activities for the first half 2026 was primarily driven by Adjusted EBITDA, the cost of supplies adjustment of $1,159 million (before tax) and net cash inflows related to the timing impact of payments for emission certificates and biofuel programmes of $1,153 million. These were partly offset by working capital outflows of $3,461 million and net cash outflows related to derivatives of $1,407 million.
Refinery utilisation was 100% compared with 89% in the first half 2025, mainly due to lower planned and unplanned maintenance activities.
Chemicals manufacturing plant utilisation was 84% compared with 77% in the first half 2025, mainly due to lower unplanned maintenance activities.
1.All earnings amounts are shown post-tax, unless stated otherwise.

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RENEWABLES AND ENERGY SOLUTIONS
Quarters			$ million		Half year
Q2 2026	Q1 2026	Q2 2025		Reference*	2026	2025
(550)	527	(254)	Income/(loss) for the period		(24)	(501)
(629)	179	(245)	Of which: Identified items	A.	(450)	(450)
79	348	(9)	Adjusted Earnings	A.	427	(51)
212	548	102	Adjusted EBITDA	A.	760	213
(65)	2,937	1	Cash flow from operating activities	A.	2,872	368
429	404	555	Cash capital expenditure	C.	833	958
70	72	70	External power sales (terawatt hours)[1]		142	146
161	197	132	Sales of pipeline gas to end-use customers (terawatt hours)[2]		358	315
* Alternative Performance (Non-GAAP) measure. See page 34.
1.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
2.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions encompasses renewable power generation, marketing, trading, and optimisation of power and pipeline gas. It also includes hydrogen production, commercial carbon capture and storage (CCS) hubs and carbon credits. The business invests in nature-based projects that compensate for carbon emissions and Shell Ventures, which invests in or works with start-ups and other early-stage businesses to help them scale up and grow.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first quarter 2026, reflected lower margins (decrease of $265 million), mainly from trading and optimisation.
Most Renewables and Energy Solutions activities were loss-making in the second quarter 2026, these were more than offset by positive Adjusted Earnings from trading and optimisation and energy marketing.
Identified items in the second quarter 2026 included impairment charges of $536 million, mainly related to renewable generation assets in Asia and Europe, and unfavourable movements of $146 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These charges and unfavourable movements compare with the first quarter 2026, which included favourable movements of $189 million due to the fair value accounting of commodity derivatives.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2026 was primarily driven by net cash outflows related to derivatives of $1,025 million, partly offset by working capital inflows of $523 million and Adjusted EBITDA.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first half 2025, reflected higher margins (increase of $356 million), mainly from trading and optimisation, and lower operating expenses (decrease of $56 million).
Most Renewables and Energy Solutions activities were loss-making for the first half 2026, these were more than offset by positive Adjusted Earnings from trading and optimisation.
Identified items in the first half 2026 included impairment charges of $565 million, mainly related to renewable generation assets in Asia and Europe. These charges compare with the first half 2025 which included unfavourable movements of $196 million relating to the fair value accounting of commodity derivatives and impairment losses of $167 million. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first half 2026 was primarily driven by net cash inflows related to derivatives of $1,332 million, Adjusted EBITDA and working capital inflows of $461 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
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CORPORATE
Quarters			$ million		Half year
Q2 2026	Q1 2026	Q2 2025		Reference*	2026	2025
(631)	(937)	(539)	Income/(loss) for the period		(1,568)	(1,022)
(15)	(29)	(77)	Of which: Identified items	A.	(44)	(102)
(617)	(908)	(463)	Adjusted Earnings	A.	(1,525)	(920)
(210)	(164)	(346)	Adjusted EBITDA	A.	(374)	(607)
(455)	(451)	(2,283)	Cash flow from operating activities	A.	(906)	(2,814)
* Alternative Performance (Non-GAAP) measure. See page 34.
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first quarter 2026, reflected favourable net interest movements (increase of $250 million) and favourable tax movements ($94 million).
Adjusted EBITDA was mainly driven by unfavourable foreign exchange rate effects and higher operating expenses.
Cash flow from operating activities for the second quarter 2026 was primarily driven by Adjusted EBITDA, working capital outflows of $169 million and tax payments of $83 million.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first half 2025, reflected unfavourable net interest movements (decrease of $644 million), partly offset by favourable foreign currency exchange rate effects ($118 million).
Adjusted EBITDA was mainly driven by favourable foreign currency exchange rate effects.
Cash flow from operating activities for the first half 2026 was primarily driven by working capital outflows of $455 million, Adjusted EBITDA and tax payments of $136 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.

OUTLOOK FOR THE THIRD QUARTER
Full year 2025 cash capital expenditure was $21 billion. Our cash capital expenditure for the full year 2026 is expected to be $24-$26 billion.
Integrated Gas production is expected to be approximately 570 - 630 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.1 - 7.7 million tonnes. Third quarter 2026 outlook excludes any volumes from ARC Resources Ltd. and Qatar.
Upstream production is expected to be approximately 1,680 - 1,880 thousand boe/d. Third quarter 2026 outlook reflects higher maintenance across the portfolio.
Marketing sales volumes are expected to be approximately 2,550 - 2,750 thousand b/d.
Refinery utilisation is expected to be approximately 93% - 101%. Chemicals manufacturing plant utilisation is expected to be approximately 78% - 86%.
Corporate Adjusted Earnings1 were a net expense of $617 million for the second quarter 2026. Corporate Adjusted Earnings are expected to be a net expense of approximately $500 - $700 million in the third quarter 2026.
1.For the definition of Adjusted Earnings and the most comparable GAAP measure please see Reference A.
FORTHCOMING EVENTS

Date	Event
October 29, 2026	Third quarter 2026 results and dividends
Shell plc            Unaudited Condensed Interim Financial Report            13

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME
Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
94,664	69,691	65,406	Revenue[1]	164,355	134,640
642	(93)	712	Share of profit/(loss) of joint ventures and associates	548	1,327
1,048	535	326	Interest and other income/(expenses)[2]	1,583	628
96,354	70,133	66,443	Total revenue and other income/(expenses)	166,487	136,596
64,530	44,775	44,099	Purchases	109,304	89,948
5,476	5,745	4,909	Production and manufacturing expenses	11,221	10,459
2,911	2,803	3,077	Selling, distribution and administrative expenses	5,714	5,917
277	167	278	Research and development	444	464
110	98	360	Exploration	208	569
6,183	5,743	6,670	Depreciation, depletion and amortisation[2]	11,926	12,111
1,114	1,473	1,075	Interest expense	2,587	2,194
80,600	60,805	60,468	Total expenditure	141,405	121,662
15,754	9,328	5,975	Income/(loss) before taxation	25,082	14,934
4,949	3,570	2,332	Taxation charge/(credit)[2]	8,519	6,415
10,805	5,758	3,644	Income/(loss) for the period	16,564	8,519
(16)	64	43	Income/(loss) attributable to non-controlling interest	48	138
10,821	5,694	3,601	Income/(loss) attributable to Shell plc shareholders	16,515	8,381
1.94	1.01	0.61	Basic earnings per share ($)[3]	2.94	1.40
1.92	1.00	0.60	Diluted earnings per share ($)[3]	2.91	1.39
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 3 “Earnings per share”.
Shell plc            Unaudited Condensed Interim Financial Report            14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
10,805	5,758	3,644	Income/(loss) for the period	16,564	8,519
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(314)	(820)	4,127	– Currency translation differences[1]	(1,134)	5,837
(3)	2	7	– Debt instruments remeasurements	(2)	14
54	2	(109)	– Cash flow hedging gains/(losses)	56	(135)
—	(3)	—	– Net investment hedging gains/(losses)	(3)	—
(18)	9	5	– Deferred cost of hedging	(9)	(37)
(4)	(11)	113	– Share of other comprehensive income/(loss) of joint ventures and associates	(14)	187
(285)	(821)	4,143	Total	(1,105)	5,866
			Items that are not reclassified to income in later periods:
222	191	158	– Retirement benefits remeasurements	413	465
(59)	8	(8)	– Equity instruments remeasurements	(51)	(24)
(13)	—	(23)	– Share of other comprehensive income/(loss) of joint ventures and associates	(13)	(59)
149	199	128	Total	349	381
(135)	(621)	4,270	Other comprehensive income/(loss) for the period	(757)	6,248
10,670	5,137	7,914	Comprehensive income/(loss) for the period	15,807	14,767
(5)	96	122	Comprehensive income/(loss) attributable to non-controlling interest	91	227
10,675	5,041	7,792	Comprehensive income/(loss) attributable to Shell plc shareholders	15,716	14,540
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

Shell plc            Unaudited Condensed Interim Financial Report            15

CONDENSED CONSOLIDATED BALANCE SHEET
$ million
	June 30, 2026	December 31, 2025
Assets
Non-current assets
Goodwill	14,969	15,662
Other intangible assets	10,449	11,010
Property, plant and equipment	182,300	185,077
Joint ventures and associates[1]	27,997	27,775
Investments in securities	1,479	1,557
Deferred tax	6,606	8,173
Retirement benefits	5,306	5,052
Trade and other receivables	8,017	8,252
Derivative financial instruments[2]	558	619
	257,680	263,177
Current assets
Inventories	26,639	22,216
Trade and other receivables	52,938	44,597
Derivative financial instruments[2]	9,487	9,114
Cash and cash equivalents	31,374	30,216
	120,438	106,143
Assets classified as held for sale[1]	2,395	1,030
	122,833	107,173
Total assets	380,513	370,350

Liabilities
Non-current liabilities
Debt	64,534	66,515
Trade and other payables	7,290	4,463
Derivative financial instruments[2]	1,069	1,108
Deferred tax	11,831	11,983
Retirement benefits	6,635	7,136
Decommissioning and other provisions	21,758	21,411
	113,118	112,616
Current liabilities
Debt	8,542	9,128
Trade and other payables	60,742	57,770
Derivative financial instruments[2]	7,225	5,664
Income taxes payable	4,349	3,149
Decommissioning and other provisions	3,935	5,884
	84,793	81,595
Liabilities directly associated with assets classified as held for sale[1]	821	820
	85,614	82,415
Total liabilities	198,732	195,031
Equity attributable to Shell plc shareholders	180,786	174,392
Non-controlling interest	995	927
Total equity	181,781	175,319
Total liabilities and equity	380,513	370,350
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Interim Financial Report            16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2026	477	(847)	21,234	153,528	174,392	927	175,319
Comprehensive income/(loss) for the period	—	—	(800)	16,515	15,716	91	15,807
Transfer from other comprehensive income	—	—	(36)	36	—	—	—
Dividends³	—	—	—	(4,265)	(4,265)	(38)	(4,302)
Repurchases of shares	(12)	—	12	(4,931)	(4,931)	—	(4,931)
Share-based compensation	—	610	(554)	(231)	(175)	—	(175)
Other changes	—	—	—	50	50	13	63
At June 30, 2026	465	(236)	19,856	160,702	180,786	995	181,781
At January 1, 2025	510	(803)	19,766	158,834	178,307	1,861	180,168
Comprehensive income/(loss) for the period	—	—	6,159	8,381	14,540	227	14,767
Transfer from other comprehensive income	—	—	18	(18)	—	—	—
Dividends³	—	—	—	(4,302)	(4,302)	(113)	(4,415)
Repurchases of shares[4]	(17)	—	17	(7,038)	(7,038)	—	(7,038)
Share-based compensation	—	516	(486)	(426)	(396)	—	(396)
Other changes	—	—	—	29	29	(24)	5
At June 30, 2025	493	(288)	25,473	155,458	181,137	1,951	183,088
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            17

CONSOLIDATED STATEMENT OF CASH FLOWS
Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
15,754	9,328	5,975	Income before taxation for the period	25,082	14,934
			Adjustment for:
799	1,102	515	– Interest expense (net)	1,901	1,151
6,183	5,743	6,670	– Depreciation, depletion and amortisation[1]	11,926	12,111
(1)	1	206	– Exploration well write-offs	—	234
(642)	(64)	(128)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(706)	(1)
(642)	93	(712)	– Share of (profit)/loss of joint ventures and associates	(548)	(1,327)
547	595	2,361	– Dividends received from joint ventures and associates	1,142	2,884
3,739	(6,686)	(27)	– (Increase)/decrease in inventories	(2,947)	827
1,593	(10,404)	3,635	– (Increase)/decrease in current receivables	(8,811)	1,025
(1,887)	5,912	(3,994)	– Increase/(decrease) in current payables	4,025	(4,901)
(1,354)	2,475	626	– Derivative financial instruments	1,121	381
(153)	(80)	(17)	– Retirement benefits	(232)	(118)
(115)	(1,086)	(425)	– Decommissioning and other provisions	(1,200)	(906)
546	1,433	684	– Other[1]	1,979	1,254
(2,934)	(2,301)	(3,432)	Tax paid	(5,235)	(6,331)
21,432	6,062	11,937	Cash flow from operating activities	27,495	21,218
(4,031)	(3,757)	(5,393)	Capital expenditure	(7,787)	(9,141)
(187)	(426)	(406)	Investments in joint ventures and associates	(613)	(819)
(20)	(20)	(17)	Investments in equity securities	(39)	(32)
(4,237)	(4,202)	(5,817)	Cash capital expenditure	(8,439)	(9,993)
366	272	(57)	Proceeds from sale of property, plant and equipment and businesses	638	502
71	42	1	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	113	34
31	39	19	Proceeds from sale of equity securities	70	24
374	362	508	Interest received	736	1,016
176	694	360	Other investing cash inflows	870	866
(689)	(343)	(420)	Other investing cash outflows[1]	(1,032)	(1,814)
(3,908)	(3,136)	(5,406)	Cash flow from investing activities	(7,044)	(9,365)
178	10	(208)	Net increase/(decrease) in debt with maturity period within three months	188	(127)
			Other debt:
194	—	180	– New borrowings	193	319
(3,206)	(2,794)	(4,075)	– Repayments	(6,000)	(6,589)
(1,167)	(1,037)	(1,212)	Interest paid	(2,204)	(2,059)
27	(316)	896	Derivative financial instruments	(289)	1,222
4	30	—	Change in non-controlling interest	34	(25)
			Cash dividends paid to:
(2,164)	(2,100)	(2,122)	– Shell plc shareholders	(4,264)	(4,300)
(29)	(9)	(27)	– Non-controlling interest	(38)	(113)
(3,001)	(3,182)	(3,533)	Repurchases of shares	(6,183)	(6,844)
(2)	(423)	(5)	Shares held in trust: net sales/(purchases) and dividends received	(425)	(773)
(9,166)	(9,820)	(10,106)	Cash flow from financing activities	(18,986)	(19,289)
(101)	(205)	655	Effects of exchange rate changes on cash and cash equivalents	(306)	1,008
8,257	(7,098)	(2,919)	Increase/(decrease) in cash and cash equivalents	1,159	(6,428)
23,117	30,216	35,601	Cash and cash equivalents at beginning of period	30,216	39,110
31,374	23,117	32,682	Cash and cash equivalents at end of period	31,374	32,682
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
Shell plc            Unaudited Condensed Interim Financial Report            18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 229 to 306) for the year ended December 31, 2025, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 214 to 290) for the year ended December 31, 2025, as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2025, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Going Concern
These unaudited Condensed Consolidated Interim Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to December 31, 2027 (the ‘going concern period’), management have stress tested Shell’s most recent financial projections to incorporate a range of potential future outcomes by considering Shell’s principal risks, potential downside pressures on commodity prices and long-term demand, and potential cash preservation measures. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these unaudited Condensed Consolidated Interim Financial Statements.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions, which represent a significant estimate, were subject to change in the second quarter 2026 (see Note 7). Noting continued volatility in markets, price assumptions remain under review.

The discount rates applied for impairment testing and the discount rate applied to provisions are reviewed on a regular basis. These discount rates applied in the first half year of 2026 remain unchanged compared with 2025.

Changes to IFRS not yet adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 will be adopted as from January 1, 2027. IFRS 18 will have no impact on recognition and measurement. From Shell's impact assessment, it has concluded that the impact will be limited to disclosure and presentation in the Consolidated Financial Statements. For Shell, the primary change will be the reclassification of income and expenses into the operating, investing and financing categories respectively within the Consolidated Statement of Income. In addition, dividends received from joint ventures and associates will be reclassified in the Consolidated Statement of Cash Flows from cash flow from operating activities to cash flow from investing activities, which will impact Cash flow from operations.
2.    Segment information
Segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification.
The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period.

Shell plc            Unaudited Condensed Interim Financial Report            19

ADJUSTED EARNINGS BY SEGMENT

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							10,821
Income/(loss) attributable to non-controlling interest							(16)
Income/(loss) for the period	2,680	3,579	1,747	3,981	(550)	(631)	10,805
Current cost of supplies adjustment before taxation			(346)	(397)			(742)
Tax on current cost of supplies adjustment			84	97			181
Identified items before taxation	23	(66)	(314)	(1,057)	745	12	(658)
Tax included in identified items	(12)	(28)	157	253	(115)	3	258
Adjusted Earnings	2,691	3,485	1,329	2,877	79	(617)	9,845
Adjusted Earnings attributable to Shell plc shareholders							9,836
Adjusted Earnings attributable to non-controlling interest							9

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							5,694
Income/(loss) attributable to non-controlling interest							64
Income/(loss) for the period	1,321	2,556	1,895	395	527	(937)	5,758
Current cost of supplies adjustment before taxation			(950)	(763)			(1,713)
Tax on current cost of supplies adjustment			241	206			447
Identified items before taxation	598	156	99	2,712	(279)	—	3,286
Tax included in identified items	(100)	(335)	48	(626)	100	29	(884)
Adjusted Earnings	1,819	2,377	1,334	1,925	348	(908)	6,894
Adjusted Earnings attributable to Shell plc shareholders							6,915
Adjusted Earnings attributable to non-controlling interest							(21)
Shell plc            Unaudited Condensed Interim Financial Report            20

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							3,601
Income/(loss) attributable to non-controlling interest							43
Income/(loss) for the period	1,838	2,008	766	(174)	(254)	(539)	3,644
Current cost of supplies adjustment before taxation			104	333			436
Tax on current cost of supplies adjustment			(24)	(91)			(115)
Identified items before taxation	102	(271)	460	64	300	63	717
Tax included in identified items	(203)	(5)	(106)	(13)	(55)	14	(369)
Adjusted Earnings	1,737	1,732	1,199	118	(9)	(463)	4,314
Adjusted Earnings attributable to Shell plc shareholders							4,264
Adjusted Earnings attributable to non-controlling interest							50

Half year 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							16,515
Income/(loss) attributable to non-controlling interest							48
Income/(loss) for the period	4,002	6,134	3,643	4,376	(24)	(1,568)	16,564
Current cost of supplies adjustment before taxation			(1,296)	(1,159)			(2,455)
Tax on current cost of supplies adjustment			325	303			628
Identified items before taxation	620	90	(215)	1,655	466	11	2,628
Tax included in identified items	(113)	(362)	206	(373)	(16)	32	(626)
Adjusted Earnings	4,509	5,862	2,663	4,802	427	(1,525)	16,739
Adjusted Earnings attributable to Shell plc shareholders							16,751
Adjusted Earnings attributable to non-controlling interest							(12)

Shell plc            Unaudited Condensed Interim Financial Report            21

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							8,381
Income/(loss) attributable to non-controlling interest							138
Income/(loss) for the period	4,627	4,088	1,580	(252)	(501)	(1,022)	8,519
Current cost of supplies adjustment before taxation			156	266			422
Tax on current cost of supplies adjustment			(38)	(79)			(116)
Identified items before taxation	(246)	(392)	504	743	559	59	1,227
Tax included in identified items	(160)	373	(102)	(111)	(110)	43	(68)
Adjusted Earnings	4,220	4,068	2,100	567	(51)	(920)	9,984
Adjusted Earnings attributable to Shell plc shareholders							9,841
Adjusted Earnings attributable to non-controlling interest							144

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,097	1,657	380	461	420	15	4,031
Investments in joint ventures and associates	162	(24)	—	46	2	1	187
Investments in equity securities	10	—	—	—	7	2	20
Cash capital expenditure	1,269	1,633	380	507	429	19	4,237

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	780	2,002	240	332	390	12	3,757
Investments in joint ventures and associates	233	157	4	31	—	1	426
Investments in equity securities	—	—	4	—	14	1	20
Cash capital expenditure	1,014	2,159	248	363	404	14	4,202
Shell plc            Unaudited Condensed Interim Financial Report            22

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	988	2,774	427	704	468	32	5,393
Investments in joint ventures and associates	209	52	1	71	72	1	406
Investments in equity securities	—	—	—	—	16	2	17
Cash capital expenditure	1,196	2,826	429	775	555	36	5,817

Half year 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,877	3,659	619	794	810	27	7,787
Investments in joint ventures and associates	395	133	4	76	2	3	613
Investments in equity securities	10	—	5	—	21	3	39
Cash capital expenditure	2,283	3,792	628	870	833	33	8,439

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,930	4,501	679	1,155	826	49	9,141
Investments in joint ventures and associates	383	248	5	78	102	3	819
Investments in equity securities	—	—	—	—	30	2	32
Cash capital expenditure	2,313	4,749	684	1,233	958	54	9,993

REVENUE BY SEGMENT
Third-party revenue includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	11,278	1,800	38,015	34,235	9,338	(2)	94,664
Inter-segment revenue	2,066	11,621	3,624	13,306	1,143	—	31,762

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	7,748	1,400	30,695	19,221	10,622	5	69,691
Inter-segment revenue	3,410	9,389	2,245	9,660	1,352	—	26,055

Shell plc            Unaudited Condensed Interim Financial Report            23

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	9,576	1,193	28,241	18,388	7,996	12	65,406
Inter-segment revenue	2,412	8,502	2,177	8,775	835	—	22,701

Half year 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	19,026	3,200	68,710	53,456	19,960	3	164,355
Inter-segment revenue	5,476	21,011	5,869	22,966	2,495	—	57,817

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	19,179	2,703	55,324	39,998	17,413	23	134,640
Inter-segment revenue	5,086	18,356	4,026	17,030	1,999	—	46,498
Shell plc            Unaudited Condensed Interim Financial Report            24

Identified Items
The objective of identified items is to exclude material impacts1 on net income/loss arising from transactions which are typically outside the control of management and are unusual in nature (e.g., infrequent or non-recurring events) or that result in a misalignment between accounting and economic outcomes. Certain transactions that are generally excluded from underlying results within the industry may also be classified as identified items.
Identified items comprise divestment gains and losses, impairment losses and reversals, redundancy and restructuring, fair value accounting effects on commodity derivatives and certain gas contracts, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
1. For the purpose of identification of items in certain categories materiality thresholds are applied.

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	16	77	488	(8)	61	(1)	634
Impairment reversals/(impairments)	(13)	(2)	(13)	(32)	(606)	—	(665)
Redundancy and restructuring	5	17	(48)	(84)	(3)	(11)	(124)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(31)	—	(114)	1,281	(205)	—	932
Other[2]	—	(27)	—	(101)	9	—	(119)
Total identified items included in Income/(loss) before taxation	(23)	66	314	1,057	(745)	(12)	658
Total identified items included in Taxation (charge)/credit	12	28	(157)	(253)	115	(3)	(258)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	13	83	282	(6)	55	(1)	426
Impairment reversals/(impairments)	(13)	(1)	(11)	(21)	(536)	—	(583)
Redundancy and restructuring	4	13	(36)	(64)	(3)	(9)	(94)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(15)	—	(78)	972	(146)	—	733
Impact of exchange rate movements and inflationary adjustments on tax balances[3]	1	25	—	—	—	(5)	21
Other[2]	—	(27)	—	(77)	—	—	(104)
Impact on Income/(loss) for the period	(10)	93	157	804	(629)	(15)	400
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	(10)	93	157	804	(629)	(15)	400
1.Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
2.Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
3.Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Shell plc            Unaudited Condensed Interim Financial Report            25

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	136	(81)	(9)	(16)	30	—	60
Impairment reversals/(impairments)	—	(22)	(171)	(41)	(29)	—	(263)
Redundancy and restructuring	(13)	(33)	(42)	(38)	(6)	—	(131)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(721)	—	122	(2,616)	283	—	(2,932)
Other[1]	—	(20)	—	—	—	—	(20)
Total identified items included in Income/(loss) before taxation	(598)	(156)	(99)	(2,712)	279	—	(3,286)
Total identified items included in Taxation (charge)/credit	100	335	(48)	626	(100)	(29)	884
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	133	(38)	(7)	(13)	23	—	99
Impairment reversals/(impairments)	—	(15)	(182)	(29)	(29)	—	(255)
Redundancy and restructuring	(9)	(20)	(31)	(28)	(4)	(1)	(95)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(634)	—	73	(2,016)	189	—	(2,388)
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	13	272	—	—	—	(28)	257
Other[1]	—	(20)	—	—	—	—	(20)
Impact on Income/(loss) for the period	(497)	179	(147)	(2,086)	179	(29)	(2,402)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	(2)	—	—	(3)
Impact on Income/(loss) attributable to Shell plc shareholders	(497)	179	(147)	(2,084)	179	(29)	(2,399)
1.For a detailed description, see the corresponding footnotes to the Q2 2026 identified items table above.
Shell plc            Unaudited Condensed Interim Financial Report            26

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	63	344	(56)	(9)	119	(4)	457
Impairment reversals/(impairments)	(672)	(3)	(370)	(78)	(138)	—	(1,261)
Redundancy and restructuring	(7)	(6)	(57)	(37)	(1)	(12)	(119)
Fair value accounting of commodity derivatives and certain gas contracts[1]	514	1	23	61	(280)	—	319
Other[1]	—	(65)	—	(1)	—	(47)	(113)
Total identified items included in Income/(loss) before taxation	(102)	271	(460)	(64)	(300)	(63)	(717)
Total identified items included in Taxation (charge)/credit	203	5	106	13	55	(14)	369
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	54	350	(44)	(7)	108	(3)	458
Impairment reversals/(impairments)	(423)	(2)	(285)	(62)	(136)	—	(908)
Redundancy and restructuring	(4)	(2)	(44)	(29)	—	(8)	(88)
Fair value accounting of commodity derivatives and certain gas contracts[1]	454	—	19	49	(217)	—	307
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	20	22	—	—	—	(19)	23
Other[1]	—	(92)	—	(1)	—	(47)	(139)
Impact on Income/(loss) for the period	101	276	(354)	(51)	(245)	(77)	(348)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	101	276	(354)	(51)	(245)	(77)	(348)
1.For a detailed description, see the corresponding footnotes to the Q2 2026 identified items table above.

Shell plc            Unaudited Condensed Interim Financial Report            27

Half year 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	151	(4)	480	(24)	91	(1)	694
Impairment reversals/(impairments)	(13)	(24)	(183)	(73)	(635)	—	(929)
Redundancy and restructuring	(7)	(16)	(90)	(122)	(9)	(10)	(255)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(751)	—	9	(1,335)	78	—	(2,000)
Other[1]	—	(47)	—	(101)	9	—	(139)
Total identified items included in Income/(loss) before taxation	(620)	(90)	215	(1,655)	(466)	(11)	(2,628)
Total identified items included in Taxation (charge)/credit	113	362	(206)	373	16	(32)	626
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	145	45	275	(19)	79	(1)	525
Impairment reversals/(impairments)	(13)	(16)	(194)	(50)	(565)	—	(838)
Redundancy and restructuring	(5)	(7)	(67)	(92)	(7)	(10)	(188)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(648)	—	(5)	(1,044)	43	—	(1,655)
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	13	297	—	—	—	(33)	277
Other[1]	—	(47)	—	(77)	—	—	(124)
Impact on Income/(loss) for the period	(508)	272	9	(1,282)	(450)	(44)	(2,002)
Impact on Income/(loss) attributable to non-controlling interest	—	—	(1)	(2)	—	—	(3)
Impact on Income/(loss) attributable to Shell plc shareholders	(508)	272	10	(1,280)	(450)	(44)	(1,999)
1.For a detailed description, see the corresponding footnotes to the Q2 2026 identified items table above.
Shell plc            Unaudited Condensed Interim Financial Report            28

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	62	498	(113)	(24)	(68)	(4)	351
Impairment reversals/(impairments)	(672)	(24)	(360)	(371)	(176)	—	(1,602)
Redundancy and restructuring	(8)	(21)	(66)	(50)	(10)	(9)	(164)
Fair value accounting of commodity derivatives and certain gas contracts[1]	934	—	35	(196)	(260)	—	512
Other[1]	(70)	(61)	—	(102)	(46)	(47)	(325)
Total identified items included in Income/(loss) before taxation	246	392	(504)	(743)	(559)	(59)	(1,227)
Total identified items included in Taxation (charge)/credit	160	(373)	102	111	110	(43)	68
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	53	358	(105)	(19)	(35)	(3)	250
Impairment reversals/(impairments)	(423)	(17)	(278)	(339)	(167)	—	(1,225)
Redundancy and restructuring	(5)	(7)	(45)	(42)	(7)	(6)	(112)
Fair value accounting of commodity derivatives and certain gas contracts[1]	817	—	26	(153)	(196)	—	494
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	24	154	—	—	—	(47)	131
Other[1]	(59)	(469)	—	(78)	(45)	(47)	(697)
Impact on Income/(loss) for the period	407	19	(402)	(631)	(450)	(102)	(1,160)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	407	19	(402)	(631)	(450)	(102)	(1,160)
1.For a detailed description, see the corresponding footnotes to the Q2 2026 identified items table above.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the tables above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
3. Earnings per share

EARNINGS PER SHARE
Quarters				Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
10,821	5,694	3,601	Income/(loss) attributable to Shell plc shareholders ($ million)	16,515	8,381
			Weighted average number of shares used as the basis for determining:
5,589.3	5,653.9	5,947.9	Basic earnings per share (million)	5,621.4	5,990.5
5,637.0	5,703.7	6,004.7	Diluted earnings per share (million)	5,670.2	6,046.0

Shell plc            Unaudited Condensed Interim Financial Report            29

4. Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH
	Number of shares	Nominal value ($ million)
At January 1, 2026	5,718,636,398	477
Repurchases of shares	(147,708,271)	(12)
At June 30, 2026	5,570,928,127	465
At January 1, 2025	6,115,031,158	510
Repurchases of shares	(202,687,052)	(17)
At June 30, 2025	5,912,344,106	493
At Shell plc’s Annual General Meeting on May 19, 2026, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €132 million (representing approximately 1,885 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 18, 2027, or the end of the Annual General Meeting to be held in 2027, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5. Other reserves

OTHER RESERVES
$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2026	37,298	154	303	1,359	(17,880)	21,234
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(800)	(800)
Transfer from other comprehensive income	—	—	—	—	(36)	(36)
Repurchases of shares	—	—	12	—	—	12
Share-based compensation	—	—	—	(554)	—	(554)
At June 30, 2026	37,298	154	316	805	(18,716)	19,856
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	6,159	6,159
Transfer from other comprehensive income	—	—	—	—	18	18
Repurchases of shares	—	—	17	—	—	17
Share-based compensation	—	—	—	(486)	—	(486)
At June 30, 2025	37,298	154	287	930	(13,196)	25,473
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6. Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2025, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2026, are consistent with those used in the year ended December 31, 2025, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2025 and June 30, 2026 is an increase of $373 million for the current assets and an increase of $1,561 million for the current liabilities.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
Shell plc            Unaudited Condensed Interim Financial Report            30

DEBT EXCLUDING LEASE LIABILITIES
$ million	June 30, 2026	December 31, 2025
Carrying amount[1]	43,449	46,710
Fair value[2]	39,681	43,142
1.    Shell issued no debt under the US shelf or under the Euro medium-term note programmes during 2026.
2.     Mainly determined from the prices quoted for these securities.

7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income
Interest and other income

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
1,048	535	326	Interest and other income/(expenses)	1,583	628
			Of which:
315	372	559	Interest income	686	1,040
25	—	44	Dividend income (from investments in equity securities)	25	45
642	64	128	Net gains/(losses) on sales and revaluation of non-current assets and businesses	706	1
(54)	30	(447)	Net foreign exchange gains/(losses) on financing activities	(24)	(584)
120	70	42	Other	189	127

Depreciation, depletion and amortisation

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
6,183	5,743	6,670	Depreciation, depletion and amortisation	11,926	12,111
			Of which:
5,559	5,738	5,463	Depreciation	11,297	10,593
629	84	1,238	Impairments	713	1,549
(6)	(79)	(31)	Impairment reversals	(85)	(32)

Impairment
Impairments recognised in the second quarter 2026 of $629 million pre-tax ($545 million post-tax) principally relate to
Renewables and Energy Solutions ($581 million). The impairments in Renewables and Energy Solutions were principally triggered by portfolio choices regarding renewable generation assets in Asia and Europe.

Impairments recognised in the second quarter 2025 of $1,238 million pre-tax ($877 million post-tax) principally relate to
Integrated Gas ($666 million) and Marketing ($399 million). Impairments recognised in Integrated Gas were triggered by lower commodity prices applied in impairment testing.
Taxation charge/credit

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
4,949	3,570	2,332	Taxation charge/(credit)	8,519	6,415
			Of which:
4,774	3,407	2,277	Income tax excluding Pillar Two income tax	8,180	6,301
175	163	55	Income tax related to Pillar Two income tax	338	113
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Shell plc            Unaudited Condensed Interim Financial Report            31

On July 13, 2026, the UK Government published draft tax legislation that would exempt foreign permanent establishments from UK taxation, potentially limiting the use of foreign tax attributes against UK profits. Shell is monitoring the development of the draft legislation.
Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
(314)	(820)	4,127	Currency translation differences	(1,134)	5,837
			Of which:
(375)	(767)	4,117	Recognised in Other comprehensive income	(1,142)	5,736
61	(53)	9	(Gain)/loss reclassified to profit or loss	8	101
Condensed Consolidated Balance Sheet
Joint ventures and associates

$ million	June 30, 2026	December 31, 2025
Joint ventures and associates	27,997	27,775
In June 2026, Shell's 44% joint venture Raizen filed its restructuring plan which remains subject to court approval. The restructuring plan contemplates a conversion of debt into equity, which would dilute Shell's ownership interest in Raizen, and a capital injection by Shell of BRL3.5 billion ($685 million). The capital injection would only take place after all conditions precedent have been satisfied. If all conditions precedent are not satisfied or waived by March 31, 2027, subject to a one-time extension of up to six months, the restructuring plan will automatically terminate.
Assets classified as held for sale

$ million	June 30, 2026	December 31, 2025
Assets classified as held for sale	2,395	1,030
Liabilities directly associated with assets classified as held for sale	821	820
Assets classified as held for sale and associated liabilities at June 30, 2026, principally relate to Sprng Energy in Renewables and Energy Solutions and a working interest in Brazil in Upstream.
The major classes of assets and liabilities classified as held for sale at June 30, 2026, are Property, plant and equipment ($2,133 million; December 31, 2025: $662 million) and Decommissioning and other provisions ($466 million; December 31, 2025: $515 million).
Consolidated Statement of Cash Flows
Other investing cash outflows

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
(689)	(343)	(420)	Other investing cash outflows	(1,032)	(1,814)
Cash flow from investing activities - Other investing cash outflows for the second quarter 2026 includes settlement of investment related FX swaps and a tax payment related to a disposal gain.
Cash flow from operating activities - Other

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
546	1,433	684	Cash flow from operating activities - Other	1,979	1,254
Cash flow from operating activities - Other for the second quarter 2026 includes $1,288 million of net inflows (first quarter 2026: $1,289 million net inflows; second quarter 2025: $979 million net inflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America, partly offset by the utilisation of recognised incentives of $470 million.

Shell plc            Unaudited Condensed Interim Financial Report            32

8. Reconciliation of Operating expenses and Total Debt
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
5,476	5,745	4,909	Production and manufacturing expenses	11,221	10,459
2,911	2,803	3,077	Selling, distribution and administrative expenses	5,714	5,917
277	167	278	Research and development	444	464
8,664	8,716	8,265	Operating expenses	17,380	16,840
RECONCILIATION OF TOTAL DEBT

June 30, 2026	March 31, 2026	June 30, 2025	$ million	June 30, 2026	June 30, 2025
8,542	10,060	10,457	Current debt	8,542	10,457
64,534	65,585	65,218	Non-current debt	64,534	65,218
73,076	75,645	75,675	Total debt	73,076	75,675

9. Post-balance sheet events
On July 14, 2026, ARC Resources Ltd. ("ARC") shareholders voted in favour of the previously announced acquisition by Shell. Under the terms of the agreement, ARC’s shareholders will receive CAD8.20 in cash and 0.40247 ordinary shares of Shell plc for each ARC share, resulting in an equity value of approximately USD13.6 billion, based on Shell’s closing share price at April 24, 2026 of GBP33.08 and GBP:CAD exchange ratio of 1.8480. The boards of both companies have unanimously supported the transaction, which is expected to close in the third quarter of 2026, subject to remaining regulatory approval.

Shell plc            Unaudited Condensed Interim Financial Report            33

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A. Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure is presented on a current cost of supplies basis and aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes this item when presenting individual segment Adjusted Earnings as set out in the table below.
See Note 2 “Segment information” for the reconciliation of Adjusted Earnings.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							9,836
Add: Non-controlling interest							9
Adjusted Earnings plus non-controlling interest	2,691	3,485	1,329	2,877	79	(617)	9,845
Add: Taxation charge/(credit) excluding tax impact of identified items	762	2,755	444	639	49	(140)	4,509
Add: Depreciation, depletion and amortisation excluding impairments	1,247	2,510	575	1,135	85	7	5,559
Add: Exploration well write-offs	—	(1)	—	—	—	—	(1)
Add: Interest expense excluding identified items	62	153	46	12	2	838	1,113
Less: Interest income	—	12	2	—	2	299	315
Adjusted EBITDA	4,761	8,891	2,392	4,664	212	(210)	20,710
Less: Current cost of supplies adjustment before taxation	—	—	(346)	(397)	—	—	(742)
Joint ventures and associates (dividends received less profit)	(154)	(15)	(75)	76	5	—	(163)
Derivative financial instruments	122	10	5	481	(1,025)	(15)	(423)
Taxation paid	(537)	(2,061)	(107)	(177)	31	(83)	(2,934)
Other	(445)	(294)	266	316	190	22	55
(Increase)/decrease in working capital	883	303	(279)	2,185	523	(169)	3,446
Cash flow from operating activities	4,629	6,835	2,547	7,941	(65)	(455)	21,432

Shell plc            Unaudited Condensed Interim Financial Report            34

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							6,915
Add: Non-controlling interest							(21)
Adjusted Earnings plus non-controlling interest	1,819	2,377	1,334	1,925	348	(908)	6,894
Add: Taxation charge/(credit) excluding tax impact of identified items	708	2,134	537	689	115	(176)	4,007
Add: Depreciation, depletion and amortisation excluding impairments	1,528	2,616	560	942	84	7	5,738
Add: Exploration well write-offs	—	1	—	—	—	—	1
Add: Interest expense excluding identified items	62	151	8	20	2	1,229	1,473
Less: Interest income	2	19	1	32	2	316	372
Adjusted EBITDA	4,115	7,261	2,437	3,544	548	(164)	17,741
Less: Current cost of supplies adjustment before taxation	—	—	(950)	(763)	—	—	(1,713)
Joint ventures and associates (dividends received less profit)	(143)	27	493	(22)	10	—	364
Derivative financial instruments	(819)	(34)	(4)	(1,887)	2,358	(27)	(414)
Taxation paid	(722)	(1,492)	(65)	38	(7)	(53)	(2,301)
Other	(827)	(268)	160	902	91	80	138
(Increase)/decrease in working capital	(1,121)	(2,316)	(1,748)	(5,646)	(62)	(287)	(11,179)
Cash flow from operating activities	483	3,178	2,224	(2,308)	2,937	(451)	6,062

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							4,264
Add: Non-controlling interest							50
Adjusted Earnings plus non-controlling interest	1,737	1,732	1,199	118	(9)	(463)	4,314
Add: Taxation charge/(credit) excluding tax impact of identified items	497	2,205	413	(103)	20	(217)	2,815
Add: Depreciation, depletion and amortisation excluding impairments	1,585	2,353	557	872	90	6	5,463
Add: Exploration well write-offs	3	203	—	—	—	—	206
Add: Interest expense excluding identified items	53	171	12	16	2	820	1,074
Less: Interest income	—	26	—	39	2	492	559
Adjusted EBITDA	3,875	6,638	2,181	864	102	(346)	13,313
Less: Current cost of supplies adjustment before taxation			104	333			436
Joint ventures and associates (dividends received less profit)	92	1,542	161	70	10	—	1,876
Derivative financial instruments	542	25	13	3	(66)	410	928
Taxation paid	(967)	(1,948)	(132)	(87)	(60)	(238)	(3,432)
Other	(265)	(413)	533	471	142	(395)	74
(Increase)/decrease in working capital	352	655	67	383	(128)	(1,715)	(386)
Cash flow from operating activities	3,629	6,500	2,718	1,372	1	(2,283)	11,937

Shell plc            Unaudited Condensed Interim Financial Report            35

Half year 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							16,751
Add: Non-controlling interest							(12)
Adjusted Earnings plus non-controlling interest	4,509	5,862	2,663	4,802	427	(1,525)	16,739
Add: Taxation charge/(credit) excluding tax impact of identified items	1,470	4,889	982	1,328	164	(316)	8,516
Add: Depreciation, depletion and amortisation excluding impairments	2,775	5,127	1,134	2,077	169	14	11,297
Add: Exploration well write-offs	—	—	—	—	—	—	—
Add: Interest expense excluding identified items	124	304	54	32	5	2,067	2,585
Less: Interest income	2	30	3	31	4	615	686
Adjusted EBITDA	8,876	16,152	4,830	8,208	760	(374)	38,451
Less: Current cost of supplies adjustment before taxation			(1,296)	(1,159)			(2,455)
Joint ventures and associates (dividends received less profit)	(297)	12	418	54	14	—	201
Derivative financial instruments	(698)	(23)	1	(1,407)	1,332	(42)	(837)
Taxation paid	(1,259)	(3,553)	(172)	(139)	24	(136)	(5,235)
Other	(1,273)	(561)	426	1,219	280	101	192
(Increase)/decrease in working capital	(239)	(2,013)	(2,027)	(3,461)	461	(455)	(7,733)
Cash flow from operating activities	5,112	10,013	4,771	5,633	2,872	(906)	27,495

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							9,841
Add: Non-controlling interest							144
Adjusted Earnings plus non-controlling interest	4,220	4,068	2,100	567	(51)	(920)	9,984
Add: Taxation charge/(credit) excluding tax impact of identified items	1,299	4,824	804	(3)	83	(408)	6,599
Add: Depreciation, depletion and amortisation excluding impairments	2,988	4,566	1,123	1,724	180	13	10,593
Add: Exploration well write-offs	3	232	—	—	—	—	234
Add: Interest expense excluding identified items	104	371	24	29	4	1,661	2,193
Less: Interest income	4	37	1	43	3	953	1,040
Adjusted EBITDA	8,610	14,024	4,049	2,274	213	(607)	28,563
Less: Current cost of supplies adjustment before taxation			156	266			422
Joint ventures and associates (dividends received less profit)	(194)	1,384	365	124	20	—	1,698
Derivative financial instruments	1,084	39	23	(504)	(235)	484	891
Taxation paid	(1,741)	(3,946)	(306)	(24)	(8)	(306)	(6,331)
Other	(332)	(799)	928	597	126	(651)	(132)
(Increase)/decrease in working capital	(335)	(257)	(277)	(698)	252	(1,734)	(3,049)
Cash flow from operating activities	7,092	10,445	4,625	1,502	368	(2,814)	21,218

Shell plc            Unaudited Condensed Interim Financial Report            36

Identified items
The objective of identified items is to exclude material impacts1 on net income/loss arising from transactions which are typically outside the control of management and are unusual in nature (e.g., infrequent or non-recurring events) or that result in a misalignment between accounting and economic outcomes. Certain transactions that are generally excluded from underlying results within the industry may also be classified as identified items.
Identified items comprise divestment gains and losses, impairment losses and reversals, redundancy and restructuring, fair value accounting effects on commodity derivatives and certain gas contracts, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
See Note 2 “Segment information” for details.
1. For the purpose of identification of items in certain categories materiality thresholds are applied.

B. Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C. Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D. Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million		Quarters
	Q2 2026	Q1 2026	Q2 2025
Current debt	10,457	11,391	10,849
Non-current debt	65,218	65,120	64,619
Total equity	183,088	180,670	187,190
Less: Cash and cash equivalents	(32,682)	(35,601)	(38,148)
Capital employed – opening	226,081	221,580	224,511
Current debt	8,542	10,060	10,457
Non-current debt	64,534	65,585	65,218
Total equity	181,781	174,601	183,088
Less: Cash and cash equivalents	(31,374)	(23,117)	(32,682)
Capital employed – closing	223,483	227,128	226,081
Capital employed – average	224,782	224,354	225,296
Shell plc            Unaudited Condensed Interim Financial Report            37

ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
$ million		Quarters
	Q2 2026	Q1 2026	Q2 2025
Adjusted Earnings - current and previous three quarters (Reference A)	25,439	19,867	19,529
Add: Income/(loss) attributable to NCI - current and previous three quarters	192	251	351
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(65)	(83)	25
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(3)	(3)	—
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	25,569	20,038	19,904
Add: Interest expense after tax - current and previous three quarters	2,964	2,951	2,577
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	758	853	1,206
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	27,775	22,136	21,274
Capital employed – average	224,782	224,354	225,296
ROACE on an Adjusted Earnings plus NCI basis	12.4%	9.9%	9.4%
Shell plc            Unaudited Condensed Interim Financial Report            38

E. Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Gearing is a measure of Shell's capital structure and is defined as net debt as a percentage of total capital (net debt plus total equity).

$ million
	June 30, 2026	March 31, 2026	June 30, 2025
Current debt	8,542	10,060	10,457
Non-current debt	64,534	65,585	65,218
Total debt	73,076	75,645	75,675
Of which: lease liabilities	29,627	30,594	28,955
Add: Debt-related derivative financial instruments: net liability/(asset)	662	706	589
Add: Collateral on debt-related derivatives: net liability/(asset)	(611)	(627)	(366)
Less: Cash and cash equivalents	(31,374)	(23,117)	(32,682)
Net debt	41,754	52,606	43,216
Total equity	181,781	174,601	183,088
Total capital	223,534	227,207	226,304
Gearing	18.7%	23.2%	19.1%
F. Operating expenses and Underlying operating expenses
Operating expenses*
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,026	2,164	320	1,527	440	(1)	5,476
Selling, distribution and administrative expenses	36	6	2,136	463	154	114	2,911
Research and development	31	52	63	48	11	71	277
Operating expenses	1,094	2,223	2,519	2,039	606	184	8,664

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,124	2,126	471	1,591	430	2	5,745
Selling, distribution and administrative expenses	66	81	1,966	398	184	107	2,803
Research and development	23	44	22	18	9	52	167
Operating expenses	1,213	2,251	2,459	2,007	623	161	8,716

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	899	1,940	179	1,459	431	—	4,909
Selling, distribution and administrative expenses	30	43	2,319	441	138	106	3,077
Research and development	36	71	49	38	23	61	278
Operating expenses	965	2,055	2,547	1,939	592	168	8,265

Shell plc            Unaudited Condensed Interim Financial Report            39

Half year 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	2,151	4,290	791	3,118	870	1	11,221
Selling, distribution and administrative expenses	102	88	4,103	861	339	221	5,714
Research and development	54	96	85	67	20	123	444
Operating expenses	2,307	4,474	4,979	4,046	1,229	345	17,380

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,846	4,079	528	3,080	916	8	10,459
Selling, distribution and administrative expenses	67	85	4,371	884	292	218	5,917
Research and development	57	103	92	63	44	104	464
Operating expenses	1,971	4,268	4,991	4,027	1,253	330	16,840
*Operational measure for US reporting purposes

Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
8,664	8,716	8,265	Operating expenses	17,380	16,840
(123)	(130)	(119)	Redundancy and restructuring (charges)/reversal	(253)	(162)
(101)	—	(1)	Other	(101)	(79)
(224)	(130)	(120)	Total identified items	(354)	(241)
8,440	8,585	8,145	Underlying operating expenses	17,026	16,598
G. Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

	Quarters		$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
21,432	6,062	11,937	Cash flow from operating activities	27,495	21,218
(3,908)	(3,136)	(5,406)	Cash flow from investing activities	(7,044)	(9,365)
17,524	2,927	6,531	Free cash flow	20,451	11,853
469	352	(36)	Less: Divestment proceeds (Reference I)	821	560
224	—	98	Add: Tax paid on divestments (reported under "Other investing cash outflows")	224	143
—	349	792	Add: Cash outflows related to inorganic capital expenditure[1]	349	921
17,279	2,923	7,458	Organic free cash flow	20,203	12,357
Shell plc            Unaudited Condensed Interim Financial Report            40

1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.

H. Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:
(i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
21,432	6,062	11,937	Cash flow from operating activities	27,495	21,218
3,739	(6,686)	(27)	(Increase)/decrease in inventories	(2,947)	827
1,593	(10,404)	3,635	(Increase)/decrease in current receivables	(8,811)	1,025
(1,887)	5,912	(3,994)	Increase/(decrease) in current payables	4,025	(4,901)
3,446	(11,179)	(386)	(Increase)/decrease in working capital	(7,733)	(3,049)
17,987	17,241	12,323	Cash flow from operating activities excluding working capital movements	35,228	24,267

I. Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million	Half year
Q2 2026	Q1 2026	Q2 2025		2026	2025
366	272	(57)	Proceeds from sale of property, plant and equipment and businesses	638	502
71	42	1	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	113	34
31	39	19	Proceeds from sale of equity securities	70	24
469	352	(36)	Divestment proceeds	821	560
J. Structural cost reduction*
The structural cost reduction target is used for the purpose of demonstrating how management drives cost discipline across the entire organisation, simplifying our processes and portfolio, and streamlining the way we work.
Structural cost reduction describes the decrease in underlying operating expenses as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels.
The total change between periods in underlying operating expenses will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations.
Structural cost reductions are stewarded internally to support management's oversight of spending over time. 2028 target reflects annualised saving achieved by end-2028.

Shell plc            Unaudited Condensed Interim Financial Report            41

$ million
Structural cost reduction up to second quarter 2026 compared with 2022 levels	(5,825)

Underlying operating expenses first half of 2026	17,026
Underlying operating expenses first half of 2025	16,598
Total increase/(decrease) in Underlying operating expenses	427
Of which:
Structural cost reduction first half of 2026	(690)
Other changes in underlying operating expenses including inflation and foreign exchange impacts, changes in activity levels and costs associated with new operations	1,117

Underlying operating expenses 2025	35,032
Underlying operating expenses 2022	39,456
Total increase/(decrease) in Underlying operating expenses	(4,424)
Of which:
Structural cost reduction 2025-2022	(5,135)
Other changes in underlying operating expenses including inflation and foreign exchange impacts, changes in activity levels and costs associated with new operations	711

* Operational measure for US reporting purposes

Shell plc            Unaudited Condensed Interim Financial Report            42

PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk management and risk factors section of the Annual Report and Accounts (Risk Factors 1-9 on pages 125 to 135) and Form 20-F (Risk Factors 1-10 on pages 23 to 32) for the year ended December 31, 2025 and are summarised below. There are no material changes expected in those Risk Factors for the remaining six months of the financial year.
1.Portfolio risks
We are exposed to risks that could adversely affect the resilience of our overall portfolio of businesses. These include external risks such as macroeconomic risks, including fluctuating commodity prices, competitive forces and political, geopolitical, legal and fiscal developments. Our future performance depends on the successful development and deployment of new technologies that provide new products and solutions. In addition, our future hydrocarbon production depends on the delivery of integrated projects and our ability to replace proved oil and gas reserves. Many of our major projects and operations are conducted in joint arrangements or with associates, which could reduce our degree of control and our ability to identify and manage risks.
2.Climate change and the energy transition
Climate change and the energy transition pose multiple risks to Shell, including declines in the demand for and prices of our products, commercial risks from growing our low-carbon business, and adverse litigation and regulatory developments. The physical impacts of climate change could also adversely affect our assets and supply chains.
3.Financial risks
We are exposed to treasury risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial markets. These, and changes to certain demographic factors, also impact our pension assets and liabilities.
4.Trading risks
Our trading operations are exposed to market risks which cannot be fully mitigated and could lead to significant financial losses. Our trading entities are also exposed to regulatory and conduct risks, which could expose us to regulatory fines if the risks materialise.
5.Health, safety, security and the environment
The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
6.Information technology and cybersecurity risks
We rely heavily on information technology systems in our operations, which have been, and could continue to be, impacted by cyber security incidents. In addition, if we fail to harness advancements in digital technologies, we may become less efficient and competitive, hindering our ability to execute our strategy.
7.Litigation and regulatory compliance
Violations of laws carry fines and could expose us and/or our employees to criminal sanctions and civil suits. We have faced, and continue to face, the risk of litigation and disputes worldwide.
8.Reputation and risks to our licence to operate
An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new hydrocarbon or low-carbon opportunities, our ability to access capital markets, attract and retain people, and our licence to operate.
9.Our people and culture
The successful delivery of our strategy and achieving our vision are dependent on our people and on a culture that aligns to our goals and reflects the changes we need to make as part of the energy transition.
10.Other (generally applicable to an investment in securities)
The Company's Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.

Shell plc            Unaudited Condensed Interim Financial Report            43

2026 PORTFOLIO DEVELOPMENTS
Integrated Gas
In April 2026, we entered into a definitive agreement to acquire ARC Resources Ltd. (“ARC”), an energy company focused on the Montney shale basin in British Columbia and Alberta, Canada. Under the terms of the agreement, ARC’s shareholders will receive CAD 8.20 in cash and 0.40247 ordinary shares of Shell plc for each ARC share, resulting in an equity value of approximately USD 13.6 billion.1 The boards of both companies have unanimously supported the transaction and the ARC shareholders have approved the transaction, with approximately 99.54% of the votes cast by ARC shareholders (present online or represented by proxy at the ARC shareholder meeting) in favour of the arrangement. The transaction is expected to close in the third quarter of 2026 subject to remaining regulatory approval.
Upstream
In June 2026, we agreed to sell our 50% non-operated working interest in the Na Kika platform and associated fields in the Gulf of America, together with our 100%-owned Coulomb tieback, for total consideration of $1.7 billion, subject to customary adjustments and certain contingent payments. The transaction has an effective date of July 1, 2025, and is expected to close by the end of 2026, subject to regulatory approvals.
Marketing
On June 30, 2026, we completed the previously announced sale of Jiffy Lube International to an affiliate of Monomoy Capital Partners (Monomoy) for $1.3 billion. As part of the transaction, we retain a long-term lubricants supply agreement with Monomoy.
Renewables and Energy Solutions
In July 2026, we agreed to sell 100% of Solenergi Power Private Limited, which includes the Sprng Energy group of companies, to Aditya Birla Renewables Limited for $1.8 billion. The transaction is expected to complete by the end of 2026, subject to regulatory approval and closing conditions.

1.Based on Shell’s closing share price at April 24, 2026 of GBP 33.08 and GBP:CAD exchange ratio of 1.8480.

Shell plc            Unaudited Condensed Interim Financial Report            44

CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”; “aspiration”; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, July 30, 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Forward-Looking non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and Adjusted Earnings. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most
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comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
July 30, 2026
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

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